Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

Facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

December 17, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Amendment No. 5 to Registration Statement on Form S-4 Filed December 12, 2024 File No. 333-282021

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”), dated December 17, 2024, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We understand you are planning to request effectiveness of your Registration Statement on Form S-4 before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding, or requested by, the CSRC. In addition, please tell us how you plan to notify investors about receiving approval from the CSRC.

We hereby confirm on behalf of the Company that we will notify the Staff of the SEC promptly of any changes to the disclosure contained in the Registration Statement regarding, or requested by, the CSRC. To the extent any changes are made regarding, or required by, the CSRC after the Registration Statement has been declared effective, the Company will file a Current Report on Form 8-K disclosing the new information as well as mail to holders of record a supplement to the Registration Statement providing such new information.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Jiangang Luo, Chief Executive Officer
Liangwen Wang, Chief Financial Officer